UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)


                       (Amendment No. 4)*


     Seaboard Corporation
                        (Name of Issuer)


     Common Stock
                 (Title of Class of Securities)


     811543107
                         (CUSIP Number)


     March 13, 2003
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)

  Rule 13d-1(c)

X Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811543107           13G                   Page 1 of 8 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Seaboard Flour LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                         (b)
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

                                        State of Delaware
NUMBER OF     5   SOLE VOTING POWER                            887,634.90
SHARES        6   SHARED VOTING POWER                                None
BENEFICIALLY  7   SOLE DISPOSITIVE POWER                       887,634.90
OWNED BY      8   SHARED DISPOSITIVE POWER                           None
REPORTING
PERSON WITH

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                        887,634.90

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        70.7%

12   TYPE OF REPORTING PERSON*

                                        OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 811543107           13G                   Page 2 of 8 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        H. Harry Bresky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                         (b)

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

                                        United States

NUMBER OF     5   SOLE VOTING POWER                            893,245.90
SHARES        6   SHARED VOTING POWER                            4,250
BENEFICIALLY  7   SOLE DISPOSITIVE POWER                       893,245.90
OWNED BY      8   SHARED DISPOSITIVE POWER                       4,250
EACH
REPORTING
PERSON WITH

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    897,495.90 (includes 887,634.90 shares owned by Seaboard Flour LLC: 4,250 shares owned by a trust in which H. Harry Bresky is the co-trustee; and 5,611 shares owned individually)

10  CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                              X
    Excludes 5,285 shares owned by wife as to which beneficial ownership is disclaimed.

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        71.5%

12  TYPE OF REPORTING PERSON*

                                        IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 811543107           13G                   Page 3 of 8 Pages

Item 1(a). Name of Issuer:

       Seaboard Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

       9000 W. 67th Street
       Shawnee Mission, KS 66202

Item 2(a). Name of Person Filing:

       (i)     Seaboard Flour LLC

       (ii)    H. Harry Bresky

Item 2(b). Address of Principal Business Office or, if None, Residence:

       (i)     Seaboard Flour LLC
               822 Boylston Street, Suite 301
               Chestnut Hill, MA 02467

       (ii)    H. Harry Bresky
               c/o Seaboard Flour LLC
               822 Boylston Street, Suite 301
               Chestnut Hill, MA 02467

Item 2(c). Citizenship:

       (i)     Seaboard Flour LLC-Delaware limited liability company

       (ii)    H. Harry Bresky-United States Citizen

Item 2(d). Title of Class of Securities:

       Common Stock

Item 2(e). CUSIP Number:

       811543107

CUSIP No. 811543107           13G                   Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to section 240.13d-1(b) of section 240.13d-2(b) or (c), check whether the person filing is a:

     (a)     Broker or dealer registered under Section 15 of the Act.
     (b)     Bank as defined in Section 3(a)(6) of the Act.
     (c)     Insurance company as defined in Section 3(a)(19) of the Act.
     (d) Investment company registered under Section 8 of the Investment Company Act of 1940.
     (e)     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
     (j)     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount beneficially owned:

             (i)     Seaboard Flour LLC-887,634.90 shares

             (ii)    H. Harry Bresky-897,495.90 shares*

                     *The amount reported as beneficially owned by H. Harry Bresky includes 887,634.90 shares owned by Seaboard Flour LLC, 4,250 shares owned as co-trustee of a trust and 5,611 shares owned individually. H. Harry Bresky is the sole manager of Seaboard Flour LLC and , pursuant to the Limited Liability Company Agreement of Seaboard Flour LLC, makes all voting and investment decisions with respect to the shares of Seaboard Corporation owned by Seaboard
                     Flour LLC. H. Harry Bresky, his brother Otto Bresky, Jr., and other members of the Bresky family, including estates and trust created for their benefit, have beneficial ownership of approximately 99.5% of the outstanding common units of Seaboard Flour LLC.

     (b)     Percent of class:

             (i)     Seaboard Flour LLC-70.7%

             (ii)    H. Harry Bresky-71.5%

CUSIP No. 811543107           13G                   Page 5 of 8 Pages

     (c)     Number of shares as to which such person has:

                   (i)            (ii)            (iii)            (iv)

                                               Deemed to have  Deemed to have
               Deemed to have  Deemed to have  Sole Power to   Shared Power to
               Sole Power to   Shared Power to Dispose or to   Dispose or to
               Vote or to      Vote or to      Direct the      Direct the
               Direct the Vote Direct the Vote Disposition     Disposition


(A) Seaboard
      Flour LLC   887,634.90            0           887,634.90         0

(B) H. Harry
      Bresky      893,245.90        4,250           893,245.90     4,250

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following   .

Item 6. Ownership of More that Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more that five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13-d-1
(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

      N/A

CUSIP No. 811543107           13G                   Page 6 of 8 Pages

Item 8. Identification and Classification of Member of the Group.

If a group has filed this schedule, pursuant to section 240.13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

      N/A

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      N/A

Item 10. Certifications.

      N/A

CUSIP No. 811543107           13G                   Page 7 of 8 Pages

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 11, 2004
                                   Date

                                   SEABOARD FLOUR LLC

                                   By: /s/H. Harry Bresky
                                   Signature


                                   H.Harry Bresky, Manager
                                   Name/Title

                                   February 11, 2004
                                   Date


                                   /s/H. Harry Bresky
                                   Signature

                                   H.Harry Bresky, Individually
                                   Name/Title


CUSIP No. 811543107           13G                   Page 8 of 8 Pages

                              JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and that such statement is made on behalf of each of them.

Dated February 11, 2004

                                   SEABOARD FLOUR LLC


                                   By: /s/H. Harry Bresky
                                       H. Harry Bresky
                                       Manager

                                   /s/ H. Harr Bresky
                                   H.Harry Bresky, Individually